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[LETTERHEAD OF COVINGTON & BURLING]

December 14, 2005

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
Attn: Michele Anderson, Legal Branch Chief

    Re:
    Traffic.com, Inc.
    Amendment No. 4 to Registration Statement on Form S-1
    File No. 333-127973

Dear Ladies and Gentlemen:

        On behalf of Traffic.com, Inc. (the "Company"), we are responding to the Staff's letter dated December 8, 2005, relating to the Company's Registration Statement on Form S-1. The Company will respond to the other comments from the Staff in a subsequent letter. For the Staff's convenience we have repeated the Staff's comments below before each of our responses.

Business, page 51

U.S. Government, page 63

1.
We note the disclosure you have added in response to prior comment 12. Please add additional context, as stated in your response letter, to briefly explain what a 511-based telephone service is, why you believe there is little likelihood of the creation of a national 511 service, why you believe that the provision of 511 services by additional states or local public agencies would create more opportunities for you and clarify how your services are distinguishable from 511 services.

        As requested by the Staff, the Company will disclose the requested information in the next amendment to the Registration Statement. We have attached as Annex A to this letter the revised paragraphs of the Prospectus that include the additional disclosure.

Plan of Distribution, page 92

2.
Please confirm to us in your response letter that WR Hambrecht and JMP Securities will not be using different processes and procedures for the Open IPO® auction process. In this regard, please disclose, if true, that WR Hambrecht and JMP Securities will not have different requirements for valid bids.

        The Company confirms that WR Hambrecht and JMP Securities will not be using different processes and procedures for the Open IPO auction process and will not have different requirements for valid bids. The Company will add the requested disclosure in the next amendment to the Registration Statement.

Notes to Consolidated Financial Statements, page F-7

3.    Prior Period Restatements, page F-24

3.
We note that your lenders under your senior secured credit facility and your revolving credit facility have granted a waiver under the applicable loan covenants of any events of default that could result from the restatement. We also note your disclosure at the bottom of page F-28 that you were in compliance with the loan covenants at December 31, 2004 and September 30, 2005. Tell us and disclose on page F-24 and in your liquidity and capital resources section of your management's discussion and analysis section whether you have met your debt covenants taking into account this restatement and any future restatements. If you did not meet your debt covenants tell us how you considered SFAS 78 and EITF 86-30.

        As discussed in Note 7 to the Company's financial statements included in the Registration Statement, the Company has agreements in place for both its senior secured credit facility and its revolving credit facility. Included in the covenants of both agreements are monthly minimum cash balance requirements and a trailing three-month net loss covenant. In addition, under both agreements, certain judgments rendered against the Company constitute events of default.

        As a result of the $14.25 million charge in the quarter ended September 30, 2005 pertaining to the settlement of the Company's Santa Fe litigation and the restatement of the Company's historical annual financial statements for the years ended December 31, 2000 through December 31, 2004 and the interim periods from March 31, 2003 to September 30, 2005 (as disclosed in Note 3 to the Company's financial statements included in Amendment No. 4 to the Registration Statement), the Company determined that it was in default of its debt covenants at September 30, 2005 and December 31, 2004 and may have been in violation of its covenants for other periods presented in the Company's registration statement.

        Prior to filing Amendment No. 3 to the Registration Statement on November 4, 2005, the Company obtained written waivers from both its senior secured and revolving credit facility lenders (the "Initial Waivers"), waiving any covenant violations and any potential events of default resulting from the charge recorded pertaining to its settlement of the Santa Fe litigation. Further, prior to filing Amendment No. 4 to the Registration Statement on November 28, 2005, the Company obtained additional written waivers from both its senior secured and revolving credit facility lenders (the "Second Waivers") waiving any covenant violations and events of default that previously occurred or may occur as a result of the Company's prior period restatements as well as the final adjustments recorded to the Company's September 30, 2005 interim financial statements pertaining to non-cash settlements of its litigation disputes. The Second Waivers also reset the Company's trailing net loss covenant under both agreements through December 31, 2005 and continuing until such time as the Company and its lenders mutually agree to the 2006 trailing net-loss covenants based on submission of the Company's 2006 forecast to its lenders. Until such time as the Company's lenders approve the Company's 2006 financial forecast, the trailing three-month net loss covenant will be based on the December 2005 trailing three month loss covenant.

        In assessing the classification of the Company's obligations under its senior secured credit facility (principal and unpaid interest due in March 2008), the Company evaluated potential covenant violations and any potential events of default in accordance with FAS 78 "Classification of Obligations that are Callable by the Creditor" and also evaluated the probability of satisfying its financial covenants one year beyond the balance sheet date in accordance with the provisions of EITF 86-30 "Classifications of Obligations When a Violation is Waived by the Creditor."

        FAS 78 defines long-term debt in default as any long-term obligation that is or will be callable by the lender, either because the borrower's violation of a provision of the debt agreement at the balance sheet date makes the debt callable, or because the violation, if not cured within a specified grace period, will result in the debt being callable by the lender. FAS 78 requires debt in default to be classified as a current liability unless either of the following conditions is met:

  •
  The lender has waived or subsequently lost the right to demand repayment for more than one year (or operating cycle, if longer) from the balance sheet date.

  •
  For long-term debt that contains a grace period within which the borrower may cure the violation, it is probable that the violation will be cured within that period, thus preventing the debt from becoming callable.

        As noted above, there is no grace period for the Company to cure its financial covenant violations. The lenders have waived the violations for the current September 30 period and all prior periods that would have been affected by the accounting corrections and adjustments and therefore have lost the right to demand repayment for more than one year from the September 30 balance sheet date (and all prior period balance sheet dates).

        The Company has also assessed the probability of its compliance with debt covenants that are applicable in the 12 month period following the September 30, 2005 balance sheet date and believes it is probable that it will satisfy its remaining 2005 and 2006 financial covenants as follows:

  •
  The fourth quarter 2005 trailing three-month net loss covenant was reset based on the Company's revised revenue recognition (and depreciation) model. The Company was in compliance with the restated covenants in October and November of 2005 and has concluded that it is probable that it will be in compliance with its December 2005 net loss covenant as well.

  •
  The Company has concluded that it is probable (regardless of whether it completes its proposed public offering) that it will meet or exceed all of its 2006 financial covenants inclusive of its revised accounting for its asset retirement obligation.

        Accordingly, the Company concluded that its senior secured credit facility should continue to be recorded as a non-current liability at September 30, 2005 as it is probable that the Company will be in compliance with its financial covenants for the twelve month period following September 30, 2005.

        The Company will amend its Registration Statement to include disclosure within its prior period restatement footnote in the audited financial statements and in the liquidity and capital resources section of the MD&A that the Company was not in compliance with its debt covenants for the period ended September 30, 2005 and December 31, 2004. The Company will also disclose that it is not in default on its credit agreement as a result of the waivers received from the Company's lenders pertaining to the restatement of its financial statements.

Item 17. Undertakings, page II-6

4.
In your amended filing, please revise to include the new undertakings that became effective on December 1, 2005. See Questions 3 through 6 in Securities Offering Reform Transition Questions and Answers, which is available on our web site at http://www,sec,gov/divisions/corpfin/transitionfaq.htm. See new Item 512(a)(5) and 512(a)(6) of Regulation S-K, which were adopted in Securities Offering Reform, Release No. 33-8591.

        The Company respectfully submits that it is not required to include the new undertakings provided in Item 512(a)(5) and 512(a)(6) of Regulation S-K because the securities are not being registered pursuant to Rule 415 under the Securities Act of 1933.

*    *    *    *

The Company would very much appreciate the Staff's prompt review of these responses. Should you have any follow-up questions, please call me at (212) 841-1256.

Sincerely,
/s/ ELLEN B. CORENSWET, ESQ. Ellen B. Corenswet, Esq.

Annex A

Part A

        Competition (page 62)

        The traffic information services market is highly competitive. Our primary competition comes from Westwood One and Clear Channel Communications, which are traditional traffic information providers. These competitors have more employees and possess significantly greater financial, sales and marketing, and managerial resources than we do, and can engage in more extensive promotional activities than we can, which could put us at a competitive disadvantage. These competitors also have broader geographic coverage for their products and services. Additionally, these competitors have longer operating histories and more established relationships with advertisers. We are experiencing and expect to continue to experience increased price competition from these and other competitors.

        In addition, we face competition from smaller companies with substantially less revenue, such as Metrocommute and SigAlert. In general, these smaller companies make use of publicly available traffic data from government sources. Further, we face competition from several companies that are developing technologies to predict traffic conditions using available traffic data. Also, there are application developers, such as Palm and TomTom, which are providing traffic products and services using data from our competitors just as, for example, Motorola is using our data. As demand for traffic information services and technologies has increased, we expect that additional new competitors may enter the market in the future.

        Certain governmental agencies, including some state and local departments of transportation, also generate selected traffic flow data, which can be used by our competitors and accessed by consumers. Most of these systems, however, were built for purposes such as infrastructure planning, road operation and road safety and were not designed to provide real-time traffic flow information to consumers.

        511 services, which are administered by local or state agencies, make available to the public, free of charge, traffic information for a given jurisdiction by dialing 511. The traffic information that 511 services provide is limited by the jurisdiction of the state or local public agency. More specifically, if a particular metropolitan area crosses state lines, then the 511 service will typically provide traffic information only for that portion of the metropolitan area that is within the jurisdiction of the applicable public agency. State and local budgetary constraints also limit regional 511 services, which are expensive to build and operate. As a result, more than five years after the Federal Communication Commission designed 511, fewer than half of the states currently have operating 511 systems, and the level of traveler information provided varies widely across states. For these reasons, we believe that 511 services will not meet all of the traffic information needs of many travelers.

        We compete on a number of bases, including quality, reliability and timeliness of traffic information, extent of geographical coverage, price, available advertising inventory and other factors. We believe that our principal competitive advantage is our ability to use our TIMS technology to capture, standardize and distribute traffic information. Our TIMS technology allows us to efficiently aggregate traffic data from multiple sources in a centralized database and to format and distribute that data through multiple means. Unlike our competitors, we are authorized by the U.S. DOT to own and operate our sensor network in metropolitan areas. In addition, in contrast to our competitors that utilize government data, TIMS is designed to analyze and verify this data and to identify errors in data as well as malfunctioning government sensors. This capability allows us to provide more accurate and reliable data than our competitors who do not conduct this analysis. We believe that we are currently the only company in the United States that combines its own proprietary sensor and incident data with government traffic data and distributes it through a wide variety of delivery channels.

        Our primary competitors collect most of their traffic information through traditional means such as helicopters, video cameras, mobile units and emergency scanners, and generally do not deliver aggregated traffic flow, volume and speed data on a real-time basis. Even though we also utilize these methods, and in some metropolitan areas this is currently our sole means of collecting traffic data, we differ from our competitors in the structured format in which we enter this information and digitize it. This input structure allows us to check for inconsistent or stale data and to distribute this information more quickly across multiple media.

        We believe that we have significant advantages over our competitors in our ability to provide timely, accurate and actionable traffic information to a broad set of traffic data customers through multiple media channels, particularly the Internet and other interactive technologies.

Part B

        U.S. Government (Page 63)

        On April 21, 1999, under our former name, Argus Networks Inc., we were the principal subcontractor awarded a competitively bid U.S. DOT contract under the federal 1998 Transportation Equity Act for the 21st Century (TEA 21). TEA 21 authorized for the first time the use of federal funds to create an intelligent transportation infrastructure system to collect, integrate, and distribute real-time traffic data in more than 40 metropolitan areas.

        TEA 21 allocated up to $2.0 million of federal funds per metropolitan area, conditioned on $0.5 million of non-federal matching funds in each metropolitan area and an 80/20 federal to non-federal funding match overall. The first task order that we were awarded allocated $4.0 million to begin the creation of a digital sensor network in two metropolitan areas, Pittsburgh and Philadelphia. Following the deployment of the Pittsburgh and Philadelphia systems, the contract was amended and a second task order provided an additional $50.0 million to continue the deployment of our network in 25 additional metropolitan areas. Under the second task order, we must propose projects to state and local government agencies that will enhance the data that is available for their transportation operations, planning, analysis and maintenance. Once a government agency accepts our proposal and enters into a contract with us, we are required to meet certain milestones, including federal acceptance of our plans, designs and architecture. The subcontract terminates on January 1, 2012. Due to our ownership of our sensor network and our exclusive right, for commercial purposes, to the data that it produces, our ownership of the network and right to this data continues as long as we continue to provide our traffic data to government agencies. Recent federal legislation reauthorized the program (SAFETEA-LU) and makes additional cities eligible for the program.

        TEA 21 also allowed the creation of a data repository of new and existing real-time traveler and related information for dissemination to the traveling public through a variety of delivery mechanisms, including support for a 511-based telephone service, provision of free basic traveler information to the public for personal use, and commercial traveler information services. 511 is the single traffic information telephone number designated by the Federal Communication Commission for use by states and local jurisdictions. 511 services allow the public to access traffic information for a given jurisdiction for free by dialing 511. In connection with the adoption of SAFETEA-LU, however, Congress specifically rejected dedicated funding to create a national 511 service. We operate a 511 service in Tampa Bay and, although we do not expect 511 services to become a material part of our business, we will seek to provide these services in other metropolitan areas where providing these services is complementary to our business strategy.

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